United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No.     )*

CommScope Holding Company, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

20337X109

(CUSIP Number)

Jeffrey Ferguson

The Carlyle Group

1001 Pennsylvania Avenue, NW

Suite 220 South

Washington, D.C. 20004

(202) 729-5626

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 4, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20337X109	13D	Page 2 of 19 pages

1	Names of Reporting Persons The Carlyle Group L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 36,363,600
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 36,363,600

11	Aggregate Amount Beneficially Owned by Each Reporting Person 36,363,600
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 15.9%
14	Type of Reporting Person PN

CUSIP No. 20337X109	13D	Page 3 of 19 pages

1	Names of Reporting Persons Carlyle Group Management L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 36,363,600
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 36,363,600

11	Aggregate Amount Beneficially Owned by Each Reporting Person 36,363,600
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 15.9%
14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 20337X109	13D	Page 4 of 19 pages

1	Names of Reporting Persons Carlyle Holdings I GP Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 36,363,600
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 36,363,600

11	Aggregate Amount Beneficially Owned by Each Reporting Person 36,363,600
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 15.9%
14	Type of Reporting Person CO

CUSIP No. 20337X109	13D	Page 5 of 19 pages

1	Names of Reporting Persons Carlyle Holdings I GP Sub L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 36,363,600
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 36,363,600

11	Aggregate Amount Beneficially Owned by Each Reporting Person 36,363,600
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 15.9%
14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 20337X109	13D	Page 6 of 19 pages

1	Names of Reporting Persons Carlyle Holdings I L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 36,363,600
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 36,363,600

11	Aggregate Amount Beneficially Owned by Each Reporting Person 36,363,600
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 15.9%
14	Type of Reporting Person PN

CUSIP No. 20337X109	13D	Page 7 of 19 pages

1	Names of Reporting Persons TC Group, L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 36,363,600
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 36,363,600

11	Aggregate Amount Beneficially Owned by Each Reporting Person 36,363,600
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 15.9%
14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 20337X109	13D	Page 8 of 19 pages

1	Names of Reporting Persons TC Group Sub L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 36,363,600
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 36,363,600

11	Aggregate Amount Beneficially Owned by Each Reporting Person 36,363,600
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 15.9%
14	Type of Reporting Person PN

CUSIP No. 20337X109	13D	Page 9 of 19 pages

1	Names of Reporting Persons TC Group VII S1, L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 36,363,600
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 36,363,600

11	Aggregate Amount Beneficially Owned by Each Reporting Person 36,363,600
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 15.9%
14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 20337X109	13D	Page 10 of 19 pages

1	Names of Reporting Persons TC Group VII S1, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 36,363,600
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 36,363,600

11	Aggregate Amount Beneficially Owned by Each Reporting Person 36,363,600
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 15.9%
14	Type of Reporting Person PN

CUSIP No. 20337X109	13D	Page 11 of 19 pages

1	Names of Reporting Persons Carlyle Partners VII S1 Holdings, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 36,363,600
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 36,363,600

11	Aggregate Amount Beneficially Owned by Each Reporting Person 36,363,600
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 15.9%
14	Type of Reporting Person PN

CUSIP No. 20337X109	13D	Page 12 of 19 pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of Common Stock, par value $0.01 per share (the “Common Stock”), of CommScope Holding Company, Inc., a Delaware corporation (the “Issuer”) whose principal executive offices are located at 1100 CommScope Place, SE, Hickory, North Carolina 28602.

Item 2.	Identity and Background.

The Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

1)	Carlyle Group Management L.L.C.,

2)	The Carlyle Group L.P.,

3)	Carlyle Holdings I GP Inc.,

4)	Carlyle Holdings I GP Sub L.L.C.,

5)	Carlyle Holdings I L.P.,

6)	TC Group, L.L.C.,

7)	TC Group Sub L.P.,

8)	TC Group VII S1, L.L.C.,

9)	TC Group VII S1, L.P., and

10)	Carlyle Partners VII S1 Holdings, L.P. (“Carlyle Partners VII”).

Each of the Reporting Persons is organized in the state of Delaware.

The address of the principal business and principal office of each of the Reporting Persons is c/o The Carlyle Group, 1001 Pennsylvania Ave., N.W., Suite 220 South, Washington, DC 20004-2505.

The Reporting Persons are principally engaged in the business of investments in securities.

The directors of Carlyle Group Management L.L.C. are William E. Conway, Jr., Daniel A. D’Aniello, David M. Rubenstein, Kewsong Lee, Glenn A. Youngkin, Lawton W. Fitt, James H. Hance, Jr., Janet Hill, Dr. Thomas S. Robertson, William J. Shaw, Anthony Welters, and Peter J. Clare (collectively, the “Directors”).

The executive officers of Carlyle Group Management L.L.C. and The Carlyle Group L.P. are William E. Conway, Jr., Co-Executive Chairman and Co-Chief Investment Officer, Daniel A. D’Aniello, Chairman Emeritus, David M. Rubenstein, Co-Chief Executive Officer, Kewsong Lee, Co-Chief Executive Officer, Glenn A. Youngkin, Co-Chief Executive Officer, Curtis L. Buser, Chief Financial Officer, Peter J. Clare, Co-Chief Investment Officer, Jeffrey W. Ferguson, General Counsel, and Christopher Finn, Chief Operating Officer (collectively, the “Executive Officers,” and, together with the Directors, the “Related Persons”). Each of the Related Persons is a citizen of the United States. The business address of each of the Related Persons is c/o The Carlyle Group, 1001 Pennsylvania Ave., N.W., Suite 220 South, Washington, DC 20004-2505.

The present principal occupation of each of the Directors is as follows: William E. Conway, Jr. is a founder and Co-Chief Executive Chairman and Co-Chief Investment Officer of Carlyle Group Management L.L.C.; Daniel A. D’Aniello is a founder and Chairman Emeritus of Carlyle Group Management L.L.C.; David M. Rubenstein is a founder and Co-Executive Chairman of Carlyle Group Management L.L.C.; Kewsong Lee is Co-Chief Executive Officer of Carlyle Group Management L.L.C.; Glenn A. Youngkin is Co-Chief Executive Officer of Carlyle Group Management L.L.C.; Lawton W. Fitt is an independent investment banking professional; James H. Hance, Jr. is an Operating Executive of The Carlyle Group L.P.; Janet Hill is a Principal at Hill Family Advisors; Dr. Thomas S. Robertson is the Joshua J. Harris Professor of Marketing at the Wharton School of the University of Pennsylvania; William J. Shaw was the Vice Chairman of Marriott International, Inc. until his retirement in March 2011; Anthony Welters is Executive Chairman of the Black Ivy Group, LLC; and Peter J. Clare is the Co-Chief Investment Officer of Carlyle Group Management L.L.C.

CUSIP No. 20337X109	13D	Page 13 of 19 pages

During the last five years, none of the Reporting Persons or Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On November 8, 2018, the Issuer entered into an Investment Agreement (the “Investment Agreement”) with Carlyle Partners VII, in connection with the Issuer’s acquisition of ARRIS International plc (“ARRIS”), which acquisition was completed on April 4, 2019 (the “Closing Date”). Pursuant to the Investment Agreement, on the Closing Date, Carlyle Partners VII purchased from the Issuer 1,000,000 shares of the Issuer’s Series A Convertible Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”), for an aggregate purchase price of $1.0 billion, or $1,000 per share (the “Transaction”).

The source of funds required for the Transaction were from the general funds available to Carlyle Partners VII, including through capital contributions from its equityholders and/or affiliates.

Item 4.	Purpose of Transaction.

The information set forth in or incorporated by reference in Item 3 and Item 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 4.

The Reporting Persons acquired the Series A Preferred Stock for investment purposes and they intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the agreements described in Item 6 below, including the standstill and transfer restrictions and the participation rights described therein, at any time and from time to time may acquire additional securities of the Issuer, or retain, convert and/or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons or their designees to the Issuer’s board of directors may engage in discussions with management, the board of directors, and shareholders of the Issuer and other relevant parties or encourage such persons to consider or explore extraordinary corporate transactions, such as: a merger; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure.

Other than as described in this Item 4, none of the Reporting Persons has any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided, that depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.

The information set forth in or incorporated by reference in Item 2, Item 3 and Item 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 5.

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to

CUSIP No. 20337X109	13D	Page 14 of 19 pages

direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 228,743,878 shares of Common Stock outstanding (consisting of 192,380,278 shares of Common Stock outstanding as of February 7, 2019 and the 36,363,600 shares of Common Stock underlying the Series A Preferred Stock held by Carlyle Partners VII).

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Carlyle Group Management L.L.C.	36,363,600	15.9%	0	36,363,600	0	36,363,600
The Carlyle Group L.P.	36,363,600	15.9%	0	36,363,600	0	36,363,600
Carlyle Holdings I GP Inc.	36,363,600	15.9%	0	36,363,600	0	36,363,600
Carlyle Holdings I GP Sub L.L.C.	36,363,600	15.9%	0	36,363,600	0	36,363,600
Carlyle Holdings I L.P.	36,363,600	15.9%	0	36,363,600	0	36,363,600
TC Group, L.L.C.	36,363,600	15.9%	0	36,363,600	0	36,363,600
TC Group Sub L.P.	36,363,600	15.9%	0	36,363,600	0	36,363,600
TC Group VII S1, L.L.C.	36,363,600	15.9%	0	36,363,600	0	36,363,600
TC Group VII S1, L.P.	36,363,600	15.9%	0	36,363,600	0	36,363,600
Carlyle Partners VII S1 Holdings, L.P.	36,363,600	15.9%	0	36,363,600	0	36,363,600

Carlyle Partners VII is the record holder of 1,000,000 shares of Series A Preferred Stock, which are initially convertible into 36,363,600 shares of Common Stock, subject to adjustment as provided in the Certificate of Designations.

Carlyle Group Management L.L.C. is the general partner of The Carlyle Group L.P., which is a publicly traded entity listed on NASDAQ. The Carlyle Group L.P. is the sole shareholder of Carlyle Holdings I GP Inc., which is the managing member of Carlyle Holdings I GP Sub L.L.C., which is the general partner of Carlyle Holdings I L.P., which is the sole member of TC Group, L.L.C., which is the general partner of TC Group Sub L.P., which is the managing member of TC Group VII S1, L.L.C., which is the general partner of TC Group VII S1, L.P., which is the general partner of Carlyle Partners VII. Accordingly, each of the foregoing entities may be deemed to share beneficial ownership of the shares of Common Stock beneficially owned by Carlyle Partners VII.

(c)	Except as described in this Schedule 13D, during the past 60 days none of the Reporting Persons or Related Persons has effected any transactions in the Common Stock.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth or incorporated in Item 3 and Item 4 is hereby incorporated by reference in its entirety into this Item 6.

Investment Agreement

Pursuant to the Investment Agreement, the Issuer increased the size of its board of directors in order to elect, as of the Closing Date, two individuals designated by Carlyle Partners VII, Campbell R. Dyer and Daniel F. Akerson (the “Designees”), to the board of directors for a term expiring at the 2020 annual meeting of the Issuer’s stockholders. At the 2020 annual meeting of the Issuer’s stockholders, the Issuer will nominate the Designees for election as directors with a term expiring at the subsequent annual meeting of the Issuer’s stockholders. So long as Carlyle Partners VII or its affiliates (collectively, the “Carlyle Parties”) beneficially own shares of Series A Preferred Stock and/or shares of Common Stock issued upon conversion of Series A Preferred Stock (“Conversion Common Stock”) that represent, on an as converted basis, at least 50% of Carlyle Partners VII’s initial shares of Series A Preferred Stock on an as-converted basis, the Carlyle Parties will have the right to designate a total of two directors for election to the Issuer’s board of directors. So long as the Carlyle Parties beneficially own shares of Series A Preferred Stock and/or Conversion Common Stock that represent, on an as converted basis, at least 5.0% of the then-outstanding Common Stock, on an as-converted basis, the Carlyle Parties will have the right to designate a total of one director for election to the Issuer’s board of directors.

CUSIP No. 20337X109	13D	Page 15 of 19 pages

Until the date the Carlyle Parties no longer own at least 5.0% of the then-outstanding Common Stock, on an as-converted basis, at each meeting of the stockholders of the Issuer, the Carlyle Parties shall take such action as may be required so that all of the shares of Series A Preferred Stock or Common Stock beneficially owned, directly or indirectly, by the Carlyle Parties and entitled to vote at such meeting of stockholders are voted (i) in favor of each director nominated and recommended by the Issuer’s board for election, (ii) against any stockholder nominations for director which are not approved and recommended by the Issuer’s board for election, (iii) in favor of the Issuer’s “say-on-pay” proposal and any proposal by the Issuer relating to equity compensation that has been approved by the compensation committee of the Issuer’s board and (iv) in favor of the Issuer’s proposal for ratification of the appointment of the Issuer’s independent registered public accounting firm.

Furthermore, pursuant to the Investment Agreement, the Carlyle Parties are subject to certain standstill restrictions, including that they are restricted from acquiring additional securities of the Issuer or proposing any solicitation of proxies, until the earlier of (i) the occurrence of certain change of control events involving the Issuer and (ii) the later of (a) the three year anniversary of the Closing Date and (b) the date no designee of the Carlyle Parties serves on the Issuer’s board of directors and the Carlyle Parties have no rights (or has irrevocably waived its rights) to designate directors for election to the Issuer’s board.

Subject to certain exceptions, including transfers to affiliates, pursuant to a merger, tender offer or exchange offer or with the prior written consent of the Issuer, the Carlyle Parties are restricted from transferring the Series A Preferred Stock or Conversion Common Stock until the earlier of (i) the 18 month anniversary of the Closing Date and (ii) the occurrence of certain change of control events involving the Issuer.

Subject to certain exceptions, until the later of (i) the date that the Carlyle Parties fail to beneficially own in excess of 5.0% of the then-outstanding Common Stock, on an as-converted basis, and (ii) the three year anniversary of the Closing Date, the Carlyle Parties will have rights to participate pro rata in future issuances of equity securities and other securities that are convertible or exchangeable into equity securities by the Issuer or its subsidiaries pursuant to the Investment Agreement.

So long as the Carlyle Parties beneficially own in excess of 5.0% of the then-outstanding Common Stock, on an as-converted basis, the Issuer and its subsidiaries shall not adopt, approve or agree to adopt a stockholder rights agreement, “poison pill” or similar anti-takeover agreement or plan, unless the Issuer has excluded the Carlyle Parties, and shall take any action as necessary to render inapplicable any anti-takeover provisions that may apply to the Carlyle Parties. In addition, so long as the Carlyle Parties own any shares of the Series A Preferred Stock, the Issuer shall not, without the written consent of the Carlyle Parties, enter into any material related party transactions or repurchase or redeem shares of Common Stock from a related party in a privately negotiated transaction at a price that exceeds the then-current market price.

Certificate of Designations

As set forth in the Certificate of Designations, as filed with the Secretary of State of the State of Delaware on April 3, 2019 (the “Certificate of Designations”), the Series A Preferred Stock ranks senior to the shares of the Issuer’s Common Stock with respect to dividend rights and rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Issuer. The Series A Preferred Stock has a liquidation preference of $1,000 per share. Holders of Series A Preferred Stock are entitled to a cumulative dividend at the rate of 5.5% per annum, payable quarterly in arrears. If the Issuer does not declare and pay a dividend and in certain other circumstances relating to failure to pay or deliver redemption prices, the dividend rate will increase by 2.5% to 8.0% per annum (which rate will increase by an additional 0.50% every three months until such failure is cured, subject to a cap of 11.0% per annum) until all accrued but unpaid dividends have been paid in full. Dividends are payable in cash or in kind, through the issuance of additional shares of Series A Preferred Stock, or a combination of both, at the option of the Issuer.

CUSIP No. 20337X109	13D	Page 16 of 19 pages

The Series A Preferred Stock are convertible at the option of the holders at any time into shares of Common Stock at an initial conversion price of approximately $27.50 per share and an initial conversion rate of 36.3636 shares of Common Stock per share of Series A Preferred Stock, subject to certain anti-dilution adjustments. At any time after the third anniversary of the Closing Date, if the volume weighted average price of the Common Stock exceeds $49.50, as may be adjusted pursuant to the Certificate of Designations, for at least 30 trading days in any period of 45 consecutive trading days (including the final five trading days of any such 45-trading day period), at the election of the Issuer, all of the Series A Preferred Stock will be convertible into the relevant number of shares of Common Stock. The issuance of shares of Common Stock upon the conversion of the Series A Preferred Stock, together with all shares of Common Stock issued in respect of equity awards of ARRIS assumed in connection with the Issuer’s acquisition of ARRIS, will be capped at 19.9% of the Common Stock outstanding immediately prior to the closing of the Transaction (the “Conversion Restrictions”) unless and until the Issuer obtains shareholder approval (to the extent required under the Nasdaq listing rules) for the issuance of additional shares. If this cap is reached, the Issuer will, at its option, either obtain stockholder approval before issuing any shares of Common Stock in excess of the cap or pay the converting holders, in lieu of delivery of shares of Common Stock in excess of the cap, the cash value of such shares.

Holders of Series A Preferred Stock are entitled to vote with the holders of the Common Stock on an as-converted basis. Holders of Series A Preferred Stock are entitled to a separate class vote with respect to, among other things, amendments to the Issuer’s organizational documents that have an adverse effect on the Series A Preferred Stock, issuances by the Issuer of securities that are senior to, or equal in priority with, the Series A Preferred Stock and issuances of shares of Series A Preferred Stock after the Closing Date, other than shares issued as dividends with respect to shares of Series A Preferred Stock issued on the Closing Date.

On any date during the three months following the eight year and six month anniversary of the Closing Date (the “Initial Redemption Date”) and the three months following every anniversary of the Initial Redemption Date, holders of Series A Preferred Stock will have the right to require the Issuer to repurchase all or any portion of the Series A Preferred Stock at 100% of the liquidation preference thereof plus all accrued but unpaid dividends (the “Redemption Price”), in cash or, at the Issuer’s option, a combination of cash and shares of Common Stock, subject to certain terms in the Certificate of Designations.

Upon certain change of control events involving the Issuer, the Issuer will have the right, subject to the holder’s right to convert prior to such redemption, to redeem all of the Series A Preferred Stock at a redemption price equal to, at the holder’s election (or, if the holder does not elect, the greater of), (i) an amount in cash equal to the sum of the liquidation preference of the Series A Preferred Stock, all accrued but unpaid dividends and, if the applicable redemption date is prior to the fifth anniversary of the first dividend payment date, the present value, discounted at a rate of 10%, of any remaining scheduled dividends through the five year anniversary of the first dividend payment date, assuming the Issuer chose to pay such dividends in cash or (ii) the consideration the holders would have received if they had converted their shares of Series A Preferred Stock into Common Stock immediately prior to the change of control event. Subject to the Issuer’s right described in the immediately preceding sentence, following the effective date of any such change of control event, the holders of Series A Preferred Stock can require the Issuer to repurchase the Series A Preferred Stock at a redemption price equal to, at the holder’s election (or, if the holder does not elect, the greater of), (i) an amount in cash equal to 100% of the liquidation preference thereof plus all accrued but unpaid dividends or (ii) the consideration the holders would have received if they had converted their shares of Series A Preferred Stock into Common Stock immediately prior to the change of control event.

Registration Rights Agreement

On the Closing Date, the Issuer entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with Carlyle Partners VII, pursuant to which the Carlyle Parties will have certain registration rights with respect to the Series A Preferred Stock and the Conversion Common Stock.

The foregoing descriptions of the Investment Agreement, Certificate of Designations and Registration Rights Agreement in Item 3 and this Item 6 do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, each of which is attached as an exhibit to this Schedule 13D, and incorporated herein by reference.

CUSIP No. 20337X109	13D	Page 17 of 19 pages

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Joint Filing Agreement.

2	Power of Attorney.

3	Investment Agreement (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on November 8, 2018.)

4	Certificate of Designations (incorporated by reference to Exhibit 3.1 of the Issuer’s Current Report on Form 8-K filed on April 4, 2019.)

5	Registration Rights Agreement (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on April 4, 2019.)

CUSIP No. 20337X109	13D	Page 18 of 19 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 11, 2019

CARLYLE GROUP MANAGEMENT L.L.C.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Chief Financial Officer

THE CARLYLE GROUP L.P.
By: Carlyle Group Management L.L.C., its general partner

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Chief Financial Officer

CARLYLE HOLDINGS I GP INC.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Chief Financial Officer

CARLYLE HOLDINGS I GP SUB L.L.C.
By: Carlyle Holdings I GP Inc., its managing member

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Chief Financial Officer

CARLYLE HOLDINGS I L.P.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Chief Financial Officer

TC GROUP, L.L.C.
By: Carlyle Holdings I L.P., its managing member

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Chief Financial Officer

CUSIP No. 20337X109	13D	Page 19 of 19 pages

TC GROUP SUB L.P.
By: TC Group, L.L.C., its general partner
By: Carlyle Holdings I L.P., its managing member

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Chief Financial Officer

TC GROUP VII S1, L.L.C.

By:	/s/ Jeremy W. Anderson
Name:	Jeremy W. Anderson
Title:	Authorized Person

TC GROUP VII S1, L.P.

By:	/s/ Jeremy W. Anderson
Name:	Jeremy W. Anderson
Title:	Authorized Person

CARLYLE PARTNERS VII S1 HOLDINGS, L.P.
By: TC Group VII S1, L.P., its general partner

By:	/s/ Jeremy W. Anderson
Name:	Jeremy W. Anderson
Title:	Authorized Person